FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 25, 2017 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the 2nd Quarter of 2017. The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2016, except where stated otherwise. In the quarterly financial statements of GPA as of June 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations, with a retrospective adjustment of net sales and other profit or loss accounts, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

2Q17 RESULTS

Net sales up 9.0%(1), driven by 29.2%(1) growth at Assaí and continued recovery at Extra banner.

Food Segment Adjusted EBITDA of R$551 million(2), growing 104.3% from 2Q16(2)

Net income attributable to controlling shareholders improved to R$165 million, with margin of 1.5%

Operating Highlights

Multivarejo:

•         Continued market share gains in 2017 and accelerated growth at Extra Hiper, driven by commercial actions and sequential growth in the non-food segment;

•         Reduction of 3.0% in SG&A expenses supported by efficiency and productivity projects;

•         Adjusted EBITDA margin reached 4.9%(2), up 220 bps from 2Q16(2);

•         Launch of the My Discount program, with over one million downloads in the first ten days.

Assaí:

•         Strong net sales growth, as a result of the good performance of the new stores, and acceleration of same-store sales which grew 13.5%(1), with volume growth offsetting the effect from slower inflation;

•         Adjusted EBITDA margin reached 5.6%, up 260 bps from 2Q16(2)

Financial Highlights

•         Significant growth in net income attributable to controlling shareholders, to R$165 million, with margin of 1.5%, compared to R$125 million in 1Q17;

•         Stronger financial capacity: Net debt (3) fell R$888 million from 2Q16. Net debt(3)/Adjusted EBITDA ratio declined to 0.9x, from 1.4x a year earlier;

•         Financial result stood at 1.8% of net sales, down 20.7% from 2Q16.

Outlook

•         Strategic priorities: (i) Focus on and strengthening of Food segment; (ii) Outperforming the market in sales growth, supporting market share gains; (iii) Continually expanding the Assaí format; and (iv) Optimizing the store portfolio;

•         Economic environment and business evolution: High unemployment and weak consumption in Brazil pose a challenge to the recovery of the retail sector. However, in the last 12 months, GPA’s sales outperformed the market (ABRAS(4) and IBGE(5)), confirming the continuous market share gains posted by Extra Hiper and Assaí and the stability in the other segments.

•         Guidance for 2017: (i) Sales: continued market share gains at both Multivarejo and Assaí; (ii) EBITDA Margin(6): around 5.5% in the Food segment, supported by higher profitability at Assaí and stability at Multivarejo; (iii) CAPEX: approximately R$1.2 billion; and (iv) Goal of capturing US$50 million in LATAM synergies

 (1) Net revenue adjusted for the calendar effect. (2) Excluding non-recurring tax credits of R$447 million in 2Q17 (exclusively at Multivarejo) and R$288 million in 2Q16 (R$219 million at Multivarejo and R$69 million at Assaí). (3) Includes not discounted credit card receivables of R$329 million in 2Q17 and R$820 million in 2Q16. (4) Brazilian Supermarkets Association. (5) Monthly Retail Survey (PMC) conducted by IBGE. (6) EBITDA adjusted by Other Operating Income and Expenses.

“GPA’s 2Q17 results show our operational, commercial and financial progress across the Company's businesses, despite a still highly challenging macroeconomic scenario. To cite a few examples, the five initial conversions of hypermarkets to Assaí stores have resulted in higher sales multiples per square meter than our expectations, at Multivarejo we have been increasingly surgical and efficient in our communication with customers through initiatives such as "My Discount", and in ViaVarejo we have reaped the fruits of integrating e-commerce with brick and mortar stores. We remain confident and focused on implementing our strategic priorities for the second half of the year”.

Ronaldo Iabrudi – CEO of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△

Gross Revenue	11,623	10,561	10.1%	11,623	10,561	10.1%	6,945	6,929	0.2%	4,678	3,632	28.8%
Net Revenue	10,663	9,735	9.5%	10,663	9,735	9.5%	6,390	6,389	0.0%	4,273	3,347	27.7%
Gross Profit	2,872	2,383	20.5%	2,872	2,383	20.5%	2,198	1,869	17.6%	675	514	31.2%
Gross Margin	26.9%	24.5%	240 bps	26.9%	24.5%	240 bps	34.4%	29.3%	510 bps	15.8%	15.4%	40 bps
Selling, General and Adm. Expenses	(1,904)	(1,861)	2.3%	(1,904)	(1,861)	2.3%	(1,468)	(1,513)	-3.0%	(437)	(348)	25.6%
% of Net Revenue	17.9%	19.1%	-120 bps	17.9%	19.1%	-120 bps	23.0%	23.7%	-70 bps	10.2%	10.4%	-20 bps
EBITDA (2)	659	326	102.4%	690	326	112.0%	486	196	147.6%	204	129	57.7%
EBITDA Margin	6.2%	3.3%	290 bps	6.5%	3.3%	320 bps	7.6%	3.1%	450 bps	4.8%	3.9%	90 bps
Adjusted EBITDA(2)(3)	967	557	73.4%	998	557	78.9%	758	390	94.5%	239	168	42.7%
Adjusted EBITDA Margin	9.1%	5.7%	340 bps	9.4%	5.7%	370 bps	11.9%	6.1%	580 bps	5.6%	5.0%	60 bps
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(188)	(237)	-20.7%	(170)	(208)	-18.3%	(18)	(29)	-37.8%
% of Net Revenue	1.8%	2.4%	-60 bps	1.8%	2.4%	-60 bps	2.7%	3.3%	-60 bps	0.4%	0.9%	-50 bps
Net Income (Loss) - Consolidated Controlling
Shareholders	165	(277)	n.a.	206	(101)	n.a.	110	(140)	n.a.	96	38	151.9%
Net Margin	1.5%	-2.8%	430 bps	1.9%	-1.0%	290 bps	1.7%	-2.2%	390 bps	2.3%	1.1%	120 bps
Adjusted Net Income (Loss) - Controlling Shareholders -
	412	100	311.7%	443	100	342.7%	323	28	n.a.	120	72	67.4%
continuing operations (4)
Adjusted Net Margin	3.9%	1.0%	290 bps	4.2%	1.0%	320 bps	5.1%	0.4%	470 bps	2.8%	2.1%	70 bps

Gross Profit and Adjusted EBITDA excluding non-recurring tax credits (5)

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△
Gross Profit Excl. tax credits	2,425	2,095	15.7%	2,425	2,095	15.7%	1,751	1,650	6.1%	675	445	51.6%
Gross Margin Excl. tax credits	22.7%	21.5%	120 bps	22.7%	21.5%	120 bps	27.4%	25.8%	160 bps	15.8%	13.3%	250 bps
Adjusted EBITDA Excl. tax credits(2)(3)	520	269	92.8%	551	269	104.3%	311	171	82.3%	239	99	142.4%
Adjusted EBITDA Margin Excl. tax credits	4.9%	2.8%	210 bps	5.2%	2.8%	240 bps	4.9%	2.7%	220 bps	5.6%	3.0%	260 bps

(1) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (2) Earnings before interest, tax, depreciation and amortization; (3) Adjusted by “Other Operating Income and Expenses”  (4) Net Income adjusted by “Other Operating Income and Expenses”,. (5) R$447 million in 2Q17 (exclusively at Multivarejo) and R$288 million in 2Q16 (R$219 million at Multivarejo and R$69 million at Assaí).

SALES PERFORMANCE

Net Sales totaled R$10.7 billion, up 9.5%, or 9.0% if adjusted for the calendar effect, driven by:

•         Consistent growth by Assaí, of 27.7% (or 29.2% if adjusted for the calendar effect), with volume growth neutralizing the effect of lower inflation;

•         Acceleration of the Extra banner, especially Hiper (same-store sales growth of 7.6%, compared to 5.4% in 1Q17, adjusted for the calendar effect);

•         Multivarejo and Assaí continued to gain market share in the quarter .

At Multivarejo, net sales in the quarter amounted to R$6.4 billion, with same-store sales growth of 1.2%, adjusted for the calendar effect. The highlights were the continuous market share gain in 2017 compared to 2016, and accelerated growth of Extra Hiper, driven by the sequential improvement of non-food categories.

In the total-store concept, performance was negatively impacted by the closure of Extra Hiper stores, which will be converted into Assaí stores and also by the sharp decline in food inflation. Some food categories, such as vegetables, registered deflation in June, which affected the performance of the Pão de Açúcar and Extra Super banners, whose share of these categories is higher.

The end of the quarter saw the launch of the “My Discount” Program, which consists of personalized offers through a mobile app targeted at around 12 million customers of the loyalty program. Other initiatives were also implemented or are under implementation to increase customer traffic and sales:

•         Strengthening of commercial campaigns at regional units;

•         Cell phone bonus: promotional discounts obtained at the store may be converted into prepaid bonus;

•         Pão de Açúcar store renovations: target of renewing approximately 15-20 stores in the coming quarters.

At Assaí, net sales totaled R$4.3 billion, growing 27.7% from 2Q16 (or 29.2% adjusted for the calendar effect). Same-store sales growth accelerated to 13.5% adjusted for the calendar effect, driven by strong growth in customer traffic and volumes in the quarter, which offset the decline in food inflation. Important to highlight the acceleration of real growth compared to the previous quarter.

With Carapicuíba store conversion on June, Assaí totaled 110 stores and already accounts for 40.1% of Food Business’ net sales, compared to 34.4% last year. The format continued to gain market share in the quarter, of around 400 bps compared to the same period last year, in an expanding market segment.

In 1H17, the converted stores maintained a high sales multiple of around 2.5 times and their profitability was similar to the total profitability of the format, which is already higher than it was prior to their conversion.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross profit came to R$2,198 million, with margin of 34.4%. The period was impacted by the recognition of non-recurring tax credits related to the restitution of ICMS ST (Tax Substitution), which generated a positive impact of R$447 million on gross margin. Excluding the effects from these tax credits, gross margin was 27.4%, virtually stable in relation to 1Q17. Compared to the margin of 25.8%(*) in 2Q16, the expansion was 160 bps. The main impacts were:

           •            Improved shrinkage levels due to higher logistics efficiency;

           •            More successful investments in promotions;

           •            Closure of Extra Hiper stores, whose gross margin is lower than the average of Multivarejo;

           •            New tax framework for ICMS ST (Tax Substitution), whose positive impact was mostly offset by Easter.

Selling, general and administrative expenses came to R$ 1,468 million, down 3.0% from 2Q16, chiefly due to:

           •            Reduction in electricity consumption as a result of the efficiency projects;

           •            Optimization of headcount due to productivity gains in the operations at stores and DCs.

Other Operating Income and Expenses were an expense of R$272 million and mainly related to the following: (i) inclusion of federal taxes of R$183 million in the Special Tax Regularization Program (PERT); and (ii) restructuring expenses related to stores under conversion process to Assaí and property, plant and equipment results which totaled R $ 80 million.

Adjusted EBITDA, excluding tax credits, amounted to R$311 million in the quarter, growing 82.3% from 2Q16(*). Adjusted EBITDA margin reached 4.9%, up 220 bps from 2Q16(*).

Assaí

Gross margin reached 15.8%, higher than in 2Q16(*), mainly due to:

•         Higher-than-expected maturation of stores opened in the last two years;

•         Higher share of individuals;

•         Optimization of commercial actions.

•         Improvement in shrinkage;

•         New tax framework related to ICMS ST (Tax Substitution);

Operating expenses reached 10.2%, down 20 bps from 2Q16, despite the format’s strong growth pace. The maturity of stores led to lower operating expenses due to the higher efficiency of the new format and to the greater dilution of administrative expenses.

Adjusted EBITDA amounted to R$239 million, with margin of 5.6%, up 260 bps from 2Q16(*), reflecting the improvement in gross margin and the higher dilution of expenses, driven by the strong pace of sales growth.

(*) Excluding non-recurring tax credits in 2Q16 of R$219 million at Multivarejo and of R$69 million at Assaí.

FINANCIAL PERFORMANCE

Financial Result

Financial result came to R$188 million, or 1.8% of net sales, down 20.7% from 2Q16.

The improvement is explained mainly by the gross debt reduction of R$440 million, as well as by the lower interest rate (14.1% in 2Q16 vs. 10.9% in 2Q17). Cost of receivables discount remained stable at 0.3% of net sales.

Net Income

Net income attributable to controlling shareholders, considering both continuing and discontinued operations, amounted to R$165 million, with margin of 1.5%, driven by the better business performance.

In the food segment, net income attributable to controlling shareholders, considering continuing operations and adjusted for other operational income and expenses, came to R$443 million, or R$343 million more than in 2Q16, led by the significant growth posted by Assaí.

Earnings per Share (EPS)

Diluted EPS was 0.58212 per common share and 0.64033 per preferred share.

Net Debt

Net debt, adjusted for not discounted receivables, amounted to R$2,380 million, improving R$888 million from 2Q16. The Company continues to strengthen its financial position, with the net debt / Adjusted EBITDA ratio reaching 0.9x in 2Q17, compared to 1.4x last year.

Gross debt stood at R$5,075 million, down R$440 million from 2Q16.

Cash balance was R$2,366 million and the balance of not discounted receivables was R$329 million, bringing total cash and cash equivalents to R$2.7 billion. Moreover, preapproved/confirmed credit lines amounted to R$1.3 billion.

Capex

Capex in the Food segment came to R$286 million, higher than in the same period last year, mainly due to the conversions of Extra Hiper stores into Assaí stores.

Three stores were converted in the quarter, besides 11 more that are undergoing conversion. By the end of 2017, the Company should conclude 16 conversions. Moreover, 3 stores were opened in the quarter, with 1 Assaí and 2 Minuto Pão de Açúcar. Assaí should close the year with 6 to 8 new stores, which includes entering two new states.

The lower maintenance and renovation capex in the quarter is due to the comparison base, since energy efficiency projects were implemented in several stores last year, resulting in fewer stores for 2017.

II. Latin American Synergies

Continuation of the process to capture synergies in Latin America, with the following highlights:

•         Textile project in execution, with store implementation by year-end estimated at over 30 stores;

•         Joint negotiations in categories for indirect purchasing (shopping carts, baskets, plastic bags, etc.);

•         Exchange of best practices to reduce shrinkage in perishables;

•         Aliados Compre Bem Project, which already has 236 partners and aims to reach around 500 by year-end.

•         Capture of synergies expected in the total of US$ 50 million for Latin America. Attainment is progressing in line with the goal.

III. Outlook

Strategic priorities:

1)      Focus on Food segment: Continuous investments in higher-return formats, such as Assaí and Pão de Açúcar, and intensification of store renovations;

2)      Optimization of portfolio: Focus on conversions of Extra Hiper stores into Assaí;

3)      Continuous expansion of Assaí: Total of 16 conversions and 6 to 8 new stores, with an average return of over 20%.

Guidance for 2017:

1)      Sales: continued market share gains at both Multivarejo and Assaí;

2)      EBITDA Margin(1): around 5.5% in the Food segment, supported by higher profitability at Assaí and stability at Multivarejo;

3)      CAPEX: approximately R$1.2 billion;

(1)EBITDA adjusted by Other Operating Income and Expenses.

IV. Additional Information

2Q17 Results Conference Call and Webcast

10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for audio in Portuguese: 1449444#
Access code for audio in English: 2325602#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

V. Appendices

Glossary

Company’s Business: The Company’s business is divided into two segments – Retail and Cash & Carry – grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted Net Income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET
ASSETS
	Consolidated			Food Businesses
(R$ million)	06.30.2017	03.31.2017	06.30.2016	06.30.2017	03.31.2017	06.30.2016
Current Assets	26,968	27,970	19,448	8,183	8,126	7,956
Cash and Marketable Securities	2,366	1,683	3,716	2,366	1,683	1,426
Accounts Receivable	502	682	4,310	507	687	1,073
Credit Cards	329	404	1,982	329	404	820
Payment book	-	-	1,806	-	-	-
Sales Vouchers and Others	127	167	792	132	171	180
Allowance for Doubtful Accounts	(3)	(3)	(357)	(3)	(3)	(2)
Resulting from Commercial Agreements	49	114	87	49	114	74
Inventories	4,427	4,578	8,943	4,427	4,578	4,425
Recoverable Taxes	449	617	1,547	449	617	616
Noncurrent Assets for Sale	18,790	19,848	9	-	-	8
Expenses in Advance and Other Accounts Receivables	434	562	922	434	561	408
Noncurrent Assets	14,043	13,422	22,586	14,076	13,444	16,113
Long-Term Assets	2,889	2,197	5,113	2,917	2,215	1,960
Accounts Receivables	-	-	119	-	-	-
Credit Cards	-	-	15	-	-	-
Payment Book	-	-	119	-	-	-
Allowance for Doubtful Accounts	-	-	(15)	-	-	-
Recoverable Taxes	1,278	653	2,473	1,278	653	569
Deferred Income Tax and Social Contribution	170	181	330	170	181	16
Amounts Receivable from Related Parties	19	28	342	48	47	77
Judicial Deposits	738	680	1,151	738	680	629
Expenses in Advance and Others	684	655	699	684	655	669
Investments	282	356	469	282	355	303
Property and Equipment	8,985	8,972	10,532	8,985	8,972	9,032
Intangible Assets	1,887	1,897	6,472	1,892	1,902	4,819
TOTAL ASSETS	41,011	41,392	42,034	22,259	21,571	24,070

LIABILITIES
	Consolidated			Food Businesses
	06.30.2017	03.31.2017	06.30.2016	06.30.2017	03.31.2017	06.30.2016
Current Liabilities	22,161	23,912	21,666	8,476	9,147	9,087
Suppliers	5,172	5,241	10,268	5,174	5,243	4,470
Suppliers ('Forfait')	-	-	430	-	-	-
Loans and Financing	1,439	1,379	3,184	1,439	1,379	2,390
Payment Book (CDCI)	-	-	2,355	-	-	-
Debentures	47	852	575	47	852	575
Payroll and Related Charges	602	609	1,052	602	609	556
Taxes and Social Contribution Payable	363	203	729	363	203	179
Dividends Proposed	-	-	2	-	-	0
Financing for Purchase of Fixed Assets	28	49	113	28	49	86
Rents	75	76	119	75	76	77
Acquisition of minority interest	-	8	82	-	8	82
Debt with Related Parties	160	145	1,247	351	334	363
Advertisement	32	35	67	32	35	50
Provision for Restructuring	2	3	8	2	3	4
Advanced Revenue	79	103	350	79	103	56
Non-current Assets Held for Sale	13,885	14,961	-	-	-	-
Others	277	248	1,086	283	253	200
Long-Term Liabilities	5,850	4,659	7,484	5,850	4,659	5,193
Loans and Financing	669	663	1,803	669	663	1,653
Payment Book (CDCI)	-	-	193	-	-	-
Debentures	2,980	1,906	898	2,980	1,906	898
Financing for Purchase of Assets	-	-	4	-	-	4
Acquisition of minority interest	-	-	23	-	-	-
Deferred Income Tax and Social Contribution	258	331	1,058	258	331	1,031
Tax Installments	765	528	555	765	528	554
Provision for Contingencies	1,016	1,116	1,784	1,016	1,116	992
Advanced Revenue	19	22	1,117	19	22	29
Others	143	93	49	143	93	33
Shareholders' Equity	13,000	12,821	12,883	7,933	7,765	9,789
Capital	6,818	6,815	6,807	5,516	5,519	5,375
Capital Reserves	349	336	313	349	336	313
Profit Reserves	3,000	2,843	3,005	2,068	1,910	2,978
Adjustment of Equity Valuation	-	-	(15)	-	-	(14)
Minority Interest	2,833	2,827	2,773	0	-	1,138
TOTAL LIABILITIES	41,011	41,392	42,034	22,259	21,571	24,070

2. Income Statement - 2Q17

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△	2Q17	2Q16	△
Gross Revenue	11,623	10,561	10.1%	11,623	10,561	10.1%	6,945	6,929	0.2%	4,678	3,632	28.8%
Net Revenue	10,663	9,735	9.5%	10,663	9,735	9.5%	6,390	6,389	0.0%	4,273	3,347	27.7%
Cost of Goods Sold	(7,777)	(7,338)	6.0%	(7,777)	(7,338)	6.0%	(4,180)	(4,507)	-7.2%	(3,597)	(2,832)	27.0%
Depreciation (Logistic)	(14)	(14)	-1.8%	(14)	(14)	-1.8%	(12)	(13)	-3.7%	(1)	(1)	18.5%
Gross Profit	2,872	2,383	20.5%	2,872	2,383	20.5%	2,198	1,869	17.6%	675	514	31.2%
Selling Expenses	(1,672)	(1,642)	1.9%	(1,672)	(1,642)	1.9%	(1,288)	(1,342)	-4.0%	(384)	(300)	28.0%
General and Administrative Expenses	(232)	(219)	6.0%	(232)	(219)	6.0%	(179)	(171)	4.7%	(53)	(48)	10.9%
Selling, General and Adm. Expenses	(1,904)	(1,861)	2.3%	(1,904)	(1,861)	2.3%	(1,468)	(1,513)	-3.0%	(437)	(348)	25.6%
Equity Income(2)	(15)	21	n.a.	16	21	-23.8%	16	21	-23.8%	-	-	n.a.
Other Operating Revenue (Expenses)	(307)	(232)	32.6%	(307)	(232)	32.6%	(272)	(193)	40.6%	(36)	(39)	-7.7%
Depreciation and Amortization	(190)	(174)	9.6%	(190)	(174)	9.6%	(149)	(142)	5.1%	(41)	(32)	29.9%
Earnings before interest and Taxes - EBIT	455	138	229.6%	486	138	252.1%	325	42	680.1%	161	96	67.3%
Financial Revenue	41	49	-17.7%	41	49	-17.7%	33	40	-17.1%	8	10	-20.2%
Financial Expenses	(229)	(286)	-20.2%	(229)	(286)	-20.2%	(203)	(248)	-18.1%	(26)	(39)	-33.3%
Net Financial Result	(188)	(237)	-20.7%	(188)	(237)	-20.7%	(170)	(208)	-18.3%	(18)	(29)	-37.8%
Income (Loss) Before Income Tax	267	(99)	n.a.	298	(99)	n.a.	155	(166)	n.a.	143	68	112.3%
Income Tax	(93)	14	n.a.	(93)	14	n.a.	(46)	43	n.a.	(47)	(29)	60.6%
Net Income (Loss) Company - continuing operations	174	(85)	n.a.	205	(85)	n.a.	109	(123)	n.a.	96	38	151.9%
Net Result from discontinued operations	(5)	(498)	-99.0%	1	(16)	n.a.	1	(16)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	169	(583)	n.a.	206	(101)	n.a.	109	(140)	n.a.	96	38	151.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	174	(85)	n.a.	205	(85)	n.a.	108	(123)	n.a.	96	38	151.9%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(9)	(192)	-95.3%	2	(16)	n.a.	2	(16)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	165	(277)	n.a.	206	(101)	n.a.	110	(140)	n.a.	96	38	151.9%
Minority Interest - Noncontrolling - continuing operations	1	-	n.a.	1	-	n.a.	1	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	4	(306)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	5	(306)	n.a.	(0)	-	n.a.	(0)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	659	326	102.4%	690	326	112.0%	486	196	147.6%	204	129	57.7%
Adjusted EBITDA (4)	967	557	73.4%	998	557	78.9%	758	390	94.5%	239	168	42.7%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% of Net Revenue
	2Q17	2Q16		2Q17	2Q16		2Q17	2Q16		2Q17	2Q16
Gross Profit	26.9%	24.5%		26.9%	24.5%		34.4%	29.3%		15.8%	15.4%
Selling Expenses	15.7%	16.9%		15.7%	16.9%		20.2%	21.0%		9.0%	9.0%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.7%		1.2%	1.4%
Selling, General and Adm. Expenses	17.9%	19.1%		17.9%	19.1%		23.0%	23.7%		10.2%	10.4%
Equity Income(2)	-0.1%	0.2%		0.1%	0.2%		0.2%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	2.9%	2.4%		2.9%	2.4%		4.3%	3.0%		0.8%	1.2%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.2%		1.0%	0.9%
EBIT	4.3%	1.4%		4.6%	1.4%		5.1%	0.7%		3.8%	2.9%
Net Financial Revenue (Expenses)	1.8%	2.4%		1.8%	2.4%		2.7%	3.3%		0.4%	0.9%
Income Before Income Tax	2.5%	-1.0%		2.8%	-1.0%		2.4%	-2.6%		3.4%	2.0%
Income Tax	-0.9%	0.1%		-0.9%	0.1%		-0.7%	0.7%		-1.1%	-0.9%
Net Income (Loss) Company - continuing operations	1.6%	-0.9%		1.9%	-0.9%		1.7%	-1.9%		2.3%	1.1%
Net Income (Loss) - Consolidated Company	1.6%	-6.0%		1.9%	-1.0%		1.7%	-2.2%		2.3%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.6%	-0.9%		1.9%	-0.9%		1.7%	-1.9%		2.3%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.5%	-2.8%		1.9%	-1.0%		1.7%	-2.2%		2.3%	1.1%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.0%	-3.1%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	6.2%	3.3%		6.5%	3.3%		7.6%	3.1%		4.8%	3.9%
Adjusted EBITDA (4)	9.1%	5.7%		9.4%	5.7%		11.9%	6.1%		5.6%	5.0%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

2.1 Income Statement – 1H17

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	1H17	1H16	△	1H17	1H16	△	1H17	1H16	△	1H17	1H16	△
Gross Revenue	23,053	21,282	8.3%	23,053	21,282	8.3%	13,975	14,236	-1.8%	9,078	7,046	28.8%
Net Revenue	21,215	19,623	8.1%	21,215	19,623	8.1%	12,904	13,129	-1.7%	8,312	6,495	28.0%
Cost of Goods Sold	(15,956)	(15,021)	6.2%	(15,956)	(15,021)	6.2%	(8,903)	(9,472)	-6.0%	(7,053)	(5,549)	27.1%
Depreciation (Logistic)	(26)	(28)	-5.4%	(26)	(28)	-5.4%	(23)	(25)	-7.5%	(3)	(2)	18.4%
Gross Profit	5,234	4,575	14.4%	5,234	4,575	14.4%	3,978	3,631	9.5%	1,256	943	33.2%
Selling Expenses	(3,329)	(3,244)	2.6%	(3,329)	(3,244)	2.6%	(2,574)	(2,654)	-3.0%	(755)	(589)	28.1%
General and Administrative Expenses	(459)	(429)	7.0%	(459)	(429)	7.0%	(357)	(341)	4.6%	(102)	(88)	16.6%
Selling, General and Adm. Expenses	(3,789)	(3,673)	3.2%	(3,789)	(3,673)	3.2%	(2,931)	(2,995)	-2.1%	(857)	(677)	26.6%
Equity Income(2)	(23)	44	n.a.	33	44	-24.7%	33	44	-24.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(274)	(277)	-1.0%	(274)	(277)	-1.0%	(251)	(237)	5.8%	(23)	(39)	-41.6%
Depreciation and Amortization	(380)	(344)	10.5%	(380)	(344)	10.5%	(298)	(282)	5.9%	(82)	(62)	31.6%
Earnings before interest and Taxes - EBIT	768	326	135.9%	824	326	153.1%	530	161	229.5%	294	165	78.6%
Financial Revenue	98	113	-13.2%	98	113	-13.2%	83	94	-11.4%	15	20	-21.9%
Financial Expenses	(468)	(529)	-11.5%	(468)	(529)	-11.5%	(417)	(462)	-9.7%	(51)	(67)	-23.7%
Net Financial Revenue (Expenses)	(370)	(416)	-11.0%	(370)	(416)	-11.0%	(334)	(369)	-9.3%	(36)	(47)	-24.5%
Income Before Income Tax	398	(90)	n.a.	454	(90)	n.a.	196	(208)	n.a.	258	117	120.2%
Income Tax	(142)	14	n.a.	(142)	14	n.a.	(57)	60	n.a.	(86)	(46)	85.6%
Net Income (Loss) Company - continuing operations	256	(76)	n.a.	312	(76)	n.a.	139	(147)	n.a.	172	71	142.7%
Net Result from discontinued operations	129	(663)	n.a.	(25)	(27)	-7.1%	(25)	(27)	-7.1%	-	-	n.a.
Net Income (Loss) - Consolidated Company	384	(739)	n.a.	287	(103)	n.a.	114	(174)	n.a.	172	71	142.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	256	(76)	n.a.	312	(76)	n.a.	139	(147)	n.a.	172	71	142.7%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	34	(250)	n.a.	(24)	(27)	-10.7%	(24)	(27)	-10.7%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	290	(326)	n.a.	288	(103)	n.a.	115	(174)	n.a.	172	71	142.7%
Minority Interest - Noncontrolling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - discontinued operations	94	(414)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Minority Interest - Noncontrolling - Consolidated	94	(414)	n.a.	(1)	-	n.a.	(1)	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,174	697	68.5%	1,230	697	76.5%	852	468	82.0%	378	229	65.3%
Adjusted EBITDA (4)	1,448	974	48.7%	1,504	974	54.5%	1,103	705	56.4%	401	268	49.6%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
% Net Sales Revenue
	1H17	1H16		1H17	1H16		1H17	1H16		1H17	1H16
Gross Profit	24.7%	23.3%		24.7%	23.3%		30.8%	27.7%		15.1%	14.5%
Selling Expenses	15.7%	16.5%		15.7%	16.5%		20.0%	20.2%		9.1%	9.1%
General and Administrative Expenses	2.2%	2.2%		2.2%	2.2%		2.8%	2.6%		1.2%	1.4%
Selling, General and Adm. Expenses	17.9%	18.7%		17.9%	18.7%		22.7%	22.8%		10.3%	10.4%
Equity Income(2)	-0.1%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.3%	1.4%		1.3%	1.4%		1.9%	1.8%		0.3%	0.6%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.3%	2.1%		1.0%	1.0%
EBIT	3.6%	1.7%		3.9%	1.7%		4.1%	1.2%		3.5%	2.5%
Net Financial Revenue (Expenses)	1.7%	2.1%		1.7%	2.1%		2.6%	2.8%		0.4%	0.7%
Income Before Income Tax	1.9%	-0.5%		2.1%	-0.5%		1.5%	-1.6%		3.1%	1.8%
Income Tax	-0.7%	0.1%		-0.7%	0.1%		-0.4%	0.5%		-1.0%	-0.7%
Net Income (Loss) Company - continuing operations	1.2%	-0.4%		1.5%	-0.4%		1.1%	-1.1%		2.1%	1.1%
Net Income (Loss) - Consolidated Company	1.8%	-3.8%		1.4%	-0.5%		0.9%	-1.3%		2.1%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.2%	-0.4%		1.5%	-0.4%		1.1%	-1.1%		2.1%	1.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.4%	-1.7%		1.4%	-0.5%		0.9%	-1.3%		2.1%	1.1%
Minority Interest - Noncontrolling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Noncontrolling - Consolidated	0.4%	-2.1%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.5%	3.6%		5.8%	3.6%		6.6%	3.6%		4.6%	3.5%
Adjusted EBITDA (4)	6.8%	5.0%		7.1%	5.0%		8.5%	5.4%		4.8%	4.1%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income,in the amount of -R $ 16 million, is considered in the Consolidated and not in the Retail and Cash and Carry segments of Automotive.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

3. Financial Result

	Consolidated
(R$ million)	2Q17	2Q16	△	1H17	1H16	△

Financial Revenue	41	49	-17.7%	98	113	-13.2%
Financial Expenses	(229)	(286)	-20.2%	(468)	(529)	-11.5%
Cost of Debt	(137)	(191)	-28.1%	(311)	(342)	-9.0%
Cost of Sale of Receivables of Credit Card	(33)	(27)	21.9%	(73)	(57)	27.2%
Restatement of Contingent Liabilities and Other financial expenses	(58)	(68)	-14.1%	(85)	(130)	-34.8%
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(370)	(416)	-11.0%
% of Net Revenue	1.8%	2.4%	-60 bps	1.7%	2.1%	-40 bps

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

4. Net income

	Consolidated						Food Business

(R$ million)	2Q17	2Q16	△	1H17	1H16	△	2Q17	2Q16	△%	1H17	1H16	△%

EBITDA	659	326	102.4%	1,174	697	68.5%	690	326	112.0%	1,230	697	76.5%
Depreciation (Logistic)	(14)	(14)	-1.8%	(26)	(28)	-5.4%	(14)	(14)	-1.8%	(26)	(28)	-5.4%
Depreciation and Amortization	(190)	(174)	9.6%	(380)	(344)	10.5%	(190)	(174)	9.6%	(380)	(344)	10.5%
Net Financial Revenue (Expenses)	(188)	(237)	-20.7%	(370)	(416)	-11.0%	(188)	(237)	-20.7%	(370)	(416)	-11.0%
Income (Loss) before Income Tax	267	(99)	n.a.	398	(90)	n.a.	298	(99)	n.a.	454	(90)	n.a.
Income Tax	(93)	14	n.a.	(142)	14	n.a.	(93)	14	n.a.	(142)	14	n.a.
Net Income (Loss) Company - continuing operations	174	(85)	n.a.	256	(76)	n.a.	205	(85)	n.a.	312	(76)	n.a.
Net income from discontinued operations	(5)	(498)	-99.0%	129	(663)	n.a.	1	(16)	n.a.	(25)	(27)	-7.1%
Net Income (Loss) Consolidated Company	169	(583)	n.a.	384	(739)	n.a.	206	(101)	n.a.	287	(103)	n.a.

Net Income (Loss) - Controlling Shareholders - continuing
operations	174	(85)	n.a.	256	(76)	n.a.	205	(85)	n.a.	312	(76)	n.a.
Net Income (Loss) - Controlling Shareholders -	(9)	(192)	-95.3%	34	(250)	n.a.	2	(16)	n.a.	(24)	(27)	-10.7%
descontinuing operations
Net Income (Loss) - Controlling Shareholders - Consolidated	165	(277)	n.a.	290	(326)	n.a.	206	(101)	n.a.	288	(103)	n.a.

Other Operating Revenue (Expenses)	(307)	(232)	32.6%	(274)	(277)	-1.0%	(307)	(232)	32.6%	(274)	(277)	-1.0%
Income Tax from Other Operating Revenues (Expenses) and
Income Tax from Nonrecurring	69	47	48.1%	60	58	2.9%	69	47	48.1%	60	58	2.9%
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	412	100	311.7%	470	142	230.4%	443	100	342.7%	526	142	269.8%
Adjusted Net Margin - Controlling Shareholders	3.9%	1.0%	290 bps	2.2%	0.7%	150 bps	4.2%	1.0%	320 bps	2.5%	0.7%	2 bps
(1) Adjusted Net Income by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

In the financial statements of GPA on June 30, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Hence, net sales and other profit or loss lines were adjusted retroactively as from January 1, 2015, as determined by IFRS 5/CPC 31, and approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Debt – Consolidated

			06.30.2016
(R$ million)	06.30.2017	06.30.2016	Consolidated
	Food	Food	including Via
	Business	Business	Varejo

Short Term Debt	(1,437)	(2,965)	(3,759)
Loans and Financing	(1,439)	(2,390)	(3,184)
Debentures and Promissory Notes	(47)	(575)	(575)
Financial Instruments- Fair Value Hedge	49
Long Term Debt	(3,638)	(2,551)	(2,701)
Loans and Financing	(669)	(1,653)	(1,803)
Debentures	(2,980)	(898)	(898)
Financial Instruments- Fair Value Hedge	11
Total Gross Debt	(5,075)	(5,515)	(6,460)
Cash and Financial investments	2,366	1,426	3,716
Net Debt	(2,709)	(4,089)	(2,744)
EBITDA(1)	2,660	2,392	3,033
Net Debt / EBITDA(1)	-1.0x	-1.7x	-0.9x
Payment Book (CDCI)	-	-	(2,548)
On balance Credit Card Receivables not discounted	329	820	1,997
Net Debt with Payment Book and Credit Card Receivables not discounted	(2,380)	(3,268)	(3,295)
Net Debt with Payment Book and Credit Card Receivables not discounted / EBITDA(1)	-0.9x	-1.4x	-1.1x

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Consequently, the following comments do not include the performance of Via Varejo.

However, this technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.

(1) EBITDA in the last 12 months. EBITDA adjusted by Other Operating Income and Expenses.

6. Cash Flow -Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	06.30.2017	06.30.2016
Net Income (Loss) for the period	384	(739)
Adjustment for reconciliation of net income
Deferred income tax	(184)	(67)
Loss (gain) on disposal of fixed and intangible assets	51	9
Depreciation and amortization	406	558
Interests and exchange variation	486	647
Equity Income	9	(61)
Provision for contingencies	299	477
Share-Based Compensation	18	7
Allowance for doubtful accounts	337	295
Provision for obsolescence/breakage	(18)	(10)
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(163)	(202)
Other Operating Expenses	(447)	-
	1,178	820
Asset (Increase) decreases
Accounts receivable	(1,238)	(1,501)
Inventories	(497)	(149)
Taxes recoverable	33	(441)
Dividends received	155	-
Other Assets	(85)	(239)
Related parties	129	48
Restricted deposits for legal proceeding	(177)	(137)
	(1,680)	(2,419)
Liability (Increase) decrease
Suppliers	(2,921)	(5,519)
Payroll and charges	(46)	29
Taxes and Social contributions payable	(6)	(82)
Other Accounts Payable	(62)	(514)
Contingencies	(184)	(161)
Deferred revenue	(10)	31
Taxes and Social contributions paid	(31)	(70)
	(3,260)	(6,286)
Net cash generated from (used) in operating activities	(3,762)	(7,885)

Acquisition of property and equipment	(553)	(499)
Increase Intangible assets	(120)	(162)
Sales of property and equipment	97	108
Cash provided on sale of subisidiary	-	91
Net cash flow investment activities	(576)	(462)

Cash flow from financing activities
Increase of capital	7	1
Funding and refinancing	4,703	3,531
Payments of loans and financing	(6,390)	(3,139)
Dividend Payment	-	(4)
Acquisition of society	(8)	-
Proceeds from stock offering, net of issue costs	-	665
Net cash generated from (used) in financing activities	(1,688)	1,054

Monetary variation over cash and cash equivalents	-	(6)
Increase (decrease) in cash and cash equivalents	(6,026)	(7,299)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	3,116	3,716
Change in cash and cash equivalents	(6,026)	(7,299)

6.1. Simplified Cash Flow Statement - Consolidated (including Via Varejo)

	Consolidated
(R$ million)	1H17	1H16

Cash Balance at Beginning of Period	9,142	11,015
Cash Flow from Operating Activities	(3,855)	(7,885)
EBITDA	1,631	717
Cost of Sale of Receivables	(450)	(495)
Working Capital	(4,656)	(7,169)
Assets and Liabilities Variation	(380)	(937)
Cash Flow from Investment Activities	(576)	(462)
Net Investment	(576)	(553)
Acquisition / Sale of Interest and Others	-	91
Cash on discontinuity of subsidiary	-	-
Change on net cash after investments	(4,431)	(8,347)
Cash Flow from Financing Activities	(1,595)	1,054
Dividends Payments and Others	-	(4)
Net Payments	(1,595)	1,058
Change on Net Cash	(6,026)	(7,293)
Exchange Rate	-	(6)
Cash Balance at End of Period	3,116	3,716

Cash includes "Assets held for sale and op. Discontinued"	750	-

Cash as balance sheet (excluding Via Varejo)	2,366	3,716

In the financial statements of GPA of June 30, 2017, consequent to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other income/expense lines were adjusted retrospectively from January 1, 2015, as defined in IFRS 5 / CPC31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capex

	Food Business
(R$ million)	2Q17	2Q16	△	1H17	1H16	△

New stores, land acquisition and	127	93	35.8%	154	196	-21.4%
conversions
Store renovations and Maintenance	103	171	-39.9%	177	305	-42.0%
Infrastructure and Others	45	56	-19.4%	88	198	-55.7%
Non-cash Effect
Financing Assets	11	(118)	n.a.	135	(177)	n.a.
Total	286	203	40.9%	554	522	6.2%

8. Breakdown of Sales by Business

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	2Q17%		2Q16%		△	1H17%		1H16%		△

Pão de Açúcar	1,766	15.2%	1,778	16.8%	-0.7%	3,484	15.1%	3,582	16.8%	-2.7%
Extra (1)	4,316	37.1%	4,270	40.4%	1.1%	8,732	37.9%	8,850	41.6%	-1.3%
Convenience Stores (2)	293	2.5%	301	2.9%	-2.7%	589	2.6%	605	2.8%	-2.6%
Assaí	4,678	40.2%	3,632	34.4%	28.8%	9,078	39.4%	7,046	33.1%	28.8%
Other Businesses (3)	569	4.9%	579	5.5%	-1.7%	1,169	5.1%	1,199	5.6%	-2.5%
Food Business	11,623	100.0%	10,561	100.0%	10.1%	23,053	100.0%	21,282	100.0%	8.3%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	2Q17%		2Q16%		△	1H17%		1H16%		△

Pão de Açúcar	1,615	15.1%	1,634	16.8%	-1.2%	3,200	15.1%	3,294	16.8%	-2.9%
Extra (1)	3,950	37.0%	3,907	40.1%	1.1%	8,015	37.8%	8,098	41.3%	-1.0%
Convenience Stores (2)	273	2.6%	280	2.9%	-2.8%	549	2.6%	563	2.9%	-2.5%
Assaí	4,273	40.1%	3,347	34.4%	27.7%	8,312	39.2%	6,495	33.1%	28.0%
Other Businesses (3)	553	5.2%	567	5.8%	-2.5%	1,139	5.4%	1,173	6.0%	-2.9%
Food Business	10,663	100.0%	9,735	100.0%	9.5%	21,215	100.0%	19,623	100.0%	8.1%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

9.  Breakdown of Sales (% of Net Sales)

	Food Business
	2Q17	2Q16	1H17	1H16

Cash	51.5%	51.3%	51.5%	51.9%
Credit Card	38.4%	38.7%	38.3%	38.3%
Food Voucher	10.1%	10.0%	10.2%	9.8%

10. Store Activity by Banner

	STORE OPENINGS/CLOSINGS BY BANNER
	03/31/2017	Opened	Opened by conversion	Closed	Closed to conversion	06/30/2017

Pão de Açúcar	185	-	-	-	-	185
Extra Hiper	129	-	-	(1)	(9)	119
Extra Supermercado	194	-	-	-	-	194
Minimercado Extra	197	-	-	-	-	197
Minuto Pão de Açucar	77	2	-	-	-	79
Assaí	106	1	3	-	-	110
Other Business	229	-	-	(5)	-	224
Gas Station	77	-	-	-	-	77
Drugstores	152	-	-	(5)	-	147
Food Business	1,117	3	3	(6)	(9)	1,108

Sales Area ('000 m2 )
Food Business	1,789					1,771

# of employees ('000) (1)	89					89

                             (1) Excludes employees of discontinued operations.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.